Michael Page
INTERNATIONAL

Corporate Office, 8 Bath Road, Slough, Berkshire SL1 3SA Tel: 01753 849300 Fax: 01753 849386

25 September2002 File No. 82-5162

02055123

Mary Cassio
Securities and Exchange Commission
Office of International Corporate Finance
Room 3094 (Stop 3-2)
450 Fifth Street NW
Washington DC 20549
USA

02 OCT -2 AM 11:34

SUPPL

Dear Ms Cassio

Michael Page International plc – Rule 12g3-2(b) Exemption

For the purposes of the above Company's on-going reporting obligations under the above exemption, I enclose a copy of the following submissions:-

1. Interim results (2 copies).
2. Substantial shareholders notification – Capital Group.
3. Purchase of own shares – 250,000.
4. Purchase of own shares – 1,900,000.
5. Purchase of own shares – 250,000.
6. Purchase of own shares – 650,000.

PROCESSED
OCT 09 2002
THOMSON FINANCIAL

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act 1934.

Yours sincerely

Jeremy Tatham
Group Reporting Accountant

Direct Line 01753 849338
jeremytatham@michaelpage.com

dlw 10/3

Michael Page International plc

Interim Report 2002

Mich

Michael Page
INTERNATIONAL

Chairman's Statement

The first six months of 2002 presented us with difficult trading conditions. Nevertheless I am pleased to report a solid Group performance for the six months ended 30 June 2002.

During 2001, as market conditions deteriorated, the Group's quarterly revenue (gross profit) fell sequentially from the end of the first quarter. As we reported at our Annual General Meeting in May 2002, the Group's revenue of £49.5m in the first quarter of 2002, whilst below that of the first quarter of 2001, represented a marked slowing in the sequential rate of decline. In the second quarter we achieved increased revenue of £51.4m. This very welcome increase arrests the already slowing downward trend and provides firm evidence of the strength of our brand in difficult times.

Turnover for the six months ended 30 June 2002 was £197.8m (2001: £247.2m) and revenue was £100.9m (2001: £136.5m). Operating profit was £17.8m (2001: £42.0m before exceptional items). Profit before tax was £18.0m (2001: £38.2m before exceptional items) and earnings per share were 3.2p (2001: 6.7p before exceptional items).

We believe these results demonstrate our ability to respond effectively to rapidly changing market conditions, keeping a tight control on costs, whilst continuing to focus on the identification and development of new opportunities for the longer term. In the first six months of 2002 new offices were opened in Rotterdam, Stockholm and Brussels and existing businesses were extended into more locations. We started the year with 2,657 staff operating from 109 offices in 14 countries. Mostly through a process of natural attrition, at 30 June 2002, staff numbers have been reduced to 2,440 (2001: 2,929) operating from 115 offices in 16 countries.

The challenging market conditions, whilst impacting virtually all elements of the Group's businesses, had a greater effect on permanent rather than temporary recruitment. In the first half of 2002 the mix of the Group's turnover and revenue between permanent and temporary placements was 39:61 (2001: 47:53) and 70:30 respectively (2001: 77:23). Despite the challenging conditions the Group's gross margin on temporary placements increased slightly to 24.6% (2001: 24.3%).

United Kingdom

Turnover of the UK operations was £105.8m (2001: £133.1m), revenue was £51.9m (2001: £68.6m) and operating profit was £10.3m (2001: £20.4m). Revenue in the first quarter of 2002 increased over that achieved in the last quarter of 2001. Second quarter revenues were similar to those in the first quarter despite an unusually quiet June, which was affected by the long Golden Jubilee weekend and the World Cup.

Finance and Accounting revenue was 22% lower than the first half of 2001; Marketing and Sales was 26% lower whilst the Other disciplines were 15% lower. These lower revenues mainly reflect the weakness of the banking and TMT sectors. In our newer disciplines of retail, human resources and engineering, despite themselves facing difficult market conditions, year on year revenue growth has been achieved.

Continental Europe

Turnover of the Continental European operations was £66.3m (2001: £84.7m), revenue was £35.2m (2001: £52.7m) and operating profit was £4.4m (2001: £17.4m). All of our Continental European operations have experienced extremely difficult conditions in the last six months particularly our permanent recruitment business in France. Notwithstanding the challenging environment which we have faced, we remain committed to sensible and well structured plans to further develop our European network. In the first half new offices were opened in Rotterdam, Stockholm and Brussels. Our temporary recruitment business, Page Interim, has now been extended to Germany and The Netherlands.

Asia Pacific

Turnover of the Asia Pacific operations was £22.6m (2001: £27.3m), revenue was £11.3m (2001: £13.4m) and operating profit was £3.5m (2001: £3.7m). Activity levels in the region were very low at the end of 2001 and into the first quarter of 2002, particularly in Sydney, Hong Kong and Singapore. There has, however, been some improvement in conditions in the second quarter of 2002. The Tokyo office, which opened in June 2001, has progressed well and covered its costs in the first half of 2002.

Americas

Turnover was £3.1m (2001: £2.0m), revenue was £2.5m (2001: £1.8m) and we recorded an operating loss of £0.3m (2001: £0.5m profit). Market conditions in New York continue to be difficult, although our New Jersey office, which opened in December, is performing to plan. In Sao Paulo the office continues to increase revenue and generate profits.

Cashflow

The Group started the year with net cash of £14.3m. In the first half we generated £17.5m from operations and, after tax of £8.4m, net capital expenditure of £1.3m and dividends of £8.5m, we ended the period with £14.2m of net cash. Interest income in the first six months was £0.1m (2001: £3.8m payable).

Share Buy Back

Following a detailed review of the Group's balance sheet and an assessment of the most appropriate uses for the excess cash generated by the business, the Board has taken the decision to instruct its broker to conduct an on-market buy back program. It is the Board's current intention to repurchase up to £40m of shares over the course of the next 12 months. In the Board's view, the earnings accretion and the more efficient capital structure that this will create, will enhance shareholder value.

Dividends

Whilst the Group's profits have declined, our cash position remains strong and the Board has decided to pay an interim dividend of 1.1p (2001: 0.275p) per share on 18 October 2002 to shareholders on the register at 20 September 2002. This represents a maintenance of the dividend level to that paid in 2001 as if the shares had been listed for the whole of 2001.

Current Trading and Future Prospects

Business confidence remains weak, but I believe the Group is well positioned to produce considerably better results when market conditions improve. We are continuing to manage the business on the basis that market conditions will remain challenging but stable for the remainder of this year. We will maintain our tight control over costs, whilst at the same time, ensuring that the longer-term prospects of the business are protected.

Adrian Montague

19 August 2002

...ited Consolidated Profit and Loss Account for the six months ended 30 June 2002

	Notes	Six months ended 30 June 2002 £'000	Six months ended 30 June 2001 £'000	Year ended 31 December 2001 audited £'000
Turnover				
Continuing		**197,822**	241,492	453,794
Discontinued		**-**	5,753	5,753
Turnover	2	**197,822**	247,245	459,547
Cost of sales		**(96,971)**	(110,786)	(214,467)
Gross profit	2	**100,851**	136,459	245,080
Total administrative expenses		**(83,037)**	(100,425)	(187,061)
Operating profit				
Continuing		**17,814**	35,930	57,915
Discontinued		**-**	104	104
Operating profit		**17,814**	36,034	58,019
Profit on disposal of subsidiary	3	**-**	8,417	8,417
Profit on ordinary activities before interest		**17,814**	44,451	66,436
Net interest receivable/(payable) and similar income/(charges)		**137**	(3,820)	(4,110)
Profit on ordinary activities before taxation	2	**17,951**	40,631	62,326
Taxation on profit on ordinary activities	4	**(6,137)**	(11,547)	(18,673)
Profit on ordinary activities after taxation being the profit for the financial period		**11,814**	29,084	43,653
Equity dividends	5	**(4,062)**	(1,016)	(9,510)
Retained profit for the financial period		**7,752**	28,068	34,143
Basic earnings per share (pence)	6	**3.2**	7.8	11.8
Diluted earnings per share (pence)	6	**3.2**	7.8	11.8
Adjusted earnings per share (pence)	6	**3.2**	6.7	10.6

Unaudited Consolidated Balance Sheet at 30 June 2002

	Notes	30 June 2002 £'000	30 June 2001 £'000	Year ended 31 December 2001 audited £'000
Fixed assets				
Intangible assets		**1,683**	1,784	1,731
Tangible assets		**26,762**	28,527	28,663
Investments in own shares		**10,000**	10,000	10,000
		38,445	40,311	40,394
Current assets				
Debtors		**84,762**	101,420	80,747
Cash at bank and in hand	11	**21,615**	11,229	22,104
		106,377	112,649	102,851
Creditors:				
Amounts falling due within one year		**(66,698)**	(72,941)	(74,812)
Net current assets		**39,679**	39,708	28,039
Total assets less current liabilities		**78,124**	80,019	68,433
Creditors:				
Amounts falling due after more than one year		**-**	(18,000)	-
Provisions for liabilities and charges	7	**(6,000)**	(6,056)	(6,000)
Net assets	2	**72,124**	55,963	62,433
Capital and reserves				
Called up share capital		**3,750**	3,750	3,750
Capital contribution reserve		**306,487**	306,487	306,487
Profit and loss account		**(238,113)**	(254,274)	(247,804)
Equity Shareholders' Funds	8	**72,124**	55,963	62,433

Unaudited Consolidated Cash Flow Statement for the six months ended 30 June 2002

	Notes	Six months ended 30 June 2002 £'000	Six months ended 30 June 2001 £'000	Year ended 31 December 2001 audited £'000
Net cash inflow from operating activities excluding Spherion bonus	9	**17,514**	40,943	84,944
Net cash outflow from Spherion bonuses		-	(9,075)	(9,075)
Net cash inflow from operating activities		**17,514**	31,868	75,869
Returns on investments and servicing of finance		**137**	(3,788)	(4,024)
Taxation paid		**(8,440)**	(6,389)	(18,073)
Purchase of own shares		-	(10,000)	(10,000)
Purchases less disposals of fixed assets		**(1,251)**	(6,860)	(11,226)
Acquisitions and disposals		-	814	814
Equity dividends paid		**(8,494)**	-	(1,016)
Net cash (outflow)/inflow before financing		**(534)**	5,645	32,344
Financing				
Repayment of loan notes		-	(464)	(915)
Capital contribution		-	168,000	168,000
Repayment of amounts owed to group undertakings		-	(51,543)	(51,531)
Decrease in bank loans		-	(124,000)	(142,000)
Net cash outflow from financing		-	(8,007)	(26,446)
(Decrease)/increase in net cash	11	**(534)**	(2,362)	5,898

Unaudited Consolidated Statement of total recognised gains and losses

	Six months ended 30 June 2002 £'000	Six months ended 30 June 2001 £'000	Year ended 31 December 2001 audited £'000
Profit for the financial period	**11,814**	29,084	43,653
Foreign currency translation differences	**1,939**	(1,476)	(1,081)
Total recognised gains and losses for the period	**13,753**	27,608	42,572

Notes to the unaudited financial information

1. Basis of accounting

The consolidated interim financial statements have been prepared under the historical cost convention and in accordance with applicable United Kingdom accounting and financial reporting standards. The accounting policies are the same as those set out in the financial statements of the Group for the year ended 31 December 2001.

The interim financial statements are unaudited but have been reviewed by the auditors and their report is set out on page 15. The comparative figures for the year ended 31 December 2001 have been extracted from the Group's financial statements which have been delivered to the Registrar of Companies. The auditors' report on those statements was unqualified and did not include a statement under Section 237(2) or (3) of the Companies Act 1985.

2. Segmental analysis

	Six months ended		Year ended
	30 June 2002 £'000	30 June 2001 £'000	31 December 2001 audited £'000
(a) Turnover by geographic region:			
United Kingdom			
continuing operations	**105,790**	127,370	243,614
discontinued operations	-	5,753	5,753
	105,790	133,123	249,367
Continental Europe	**66,348**	84,743	154,335
Asia Pacific	**22,631**	27,347	51,306
Americas	**3,053**	2,032	4,539
Turnover	**197,822**	247,245	459,547

Notes to the unaudited financial information (continued)

2. Segmental analysis (continued)

	Six months ended 30 June 2002 £'000	Six months ended 30 June 2001 £'000	Year ended 31 December 2001 audited £'000
(b) Turnover by discipline:			
Finance and accounting	**144,288**	174,679	333,324
Marketing and sales	**28,251**	37,894	67,581
Other			
continuing operations	**25,283**	28,919	52,889
discontinued operations	-	5,753	5,753
	25,283	34,672	58,642
Turnover	**197,822**	247,245	459,547

	Six months ended 30 June 2002 £'000	Six months ended 30 June 2001 £'000	Year ended 31 December 2001 audited £'000
(c) Gross profit by geographic region:			
United Kingdom			
continuing operations	**51,946**	66,706	122,769
discontinued operations	-	1,919	1,919
	51,946	68,625	124,688
Continental Europe	**35,151**	52,709	91,644
Asia Pacific	**11,296**	13,368	24,879
Americas	**2,458**	1,757	3,869
Gross profit	**100,851**	136,459	245,080

Notes to the unaudited financial information (continued)

2. Segmental analysis (continued)

	Six months ended 30 June 2002 £'000	Six months ended 30 June 2001 £'000	Year ended 31 December 2001 audited £'000
(d) Gross profit by discipline:			
Finance and accounting	**66,108**	86,298	159,049
Marketing and sales	**20,847**	29,358	51,429
Other			
continuing operations	**13,896**	18,884	32,683
discontinued operations	-	1,919	1,919
	13,896	20,803	34,602
Gross profit	**100,851**	136,459	245,080

	Six months ended 30 June 2002 £'000	Six months ended 30 June 2001 £'000	Year ended 31 December 2001 audited £'000
(e) Profit before taxation, interest and exceptional items by geographic region:			
United Kingdom			
continuing operations	**10,316**	20,322	34,926
discontinued operations	-	104	104
	10,316	20,426	35,030
Continental Europe	**4,370**	17,369	22,453
Asia Pacific	**3,471**	3,713	7,243
Americas	**(343)**	526	(707)
Profit before taxation, interest and exceptional items	**17,814**	42,034	64,019
Exceptional items	-	2,417	2,417
Profit before interest and taxation	**17,814**	44,451	66,436
Net interest	**137**	(3,820)	(4,110)
Profit on ordinary activities before taxation	**17,951**	40,631	62,326

Notes to the unaudited financial information (continued)

2. Segmental analysis (continued)

	Six months ended 30 June 2002 £'000	30 June 2001 £'000	Year ended 31 December 2001 audited £'000
(f) Net assets/(liabilities) by geographic region:			
United Kingdom	**40,351**	10,923	30,413
Continental Europe	**28,716**	32,425	26,384
Asia Pacific	**4,768**	12,242	6,893
Americas	**(1,711)**	373	(1,257)
Net assets	**72,124**	55,963	62,433

3. Exceptional Items

	Six months ended 30 June 2002 £'000	30 June 2001 £'000	Year ended 31 December 2001 audited £'000
National Insurance and Social Security liabilities on Restricted Share Scheme (a)	-	(6,000)	(6,000)
Profit on disposal of Plusbox Limited (b)	-	8,417	8,417
	-	2,417	2,417
Taxation on exceptional items	-	1,800	1,800
	-	4,217	4,217

(a) Restricted Share Scheme

Bonuses paid by the Group's previous parent company, Spherion Corporation, historically formed part of the remuneration of the Group's senior executives. On flotation this arrangement ceased with Spherion granting Restricted Shares to certain senior executives. The Restricted Shares represent 6% of the issued ordinary shares of the Group owned by Spherion prior to flotation. The grant of Restricted Shares gives rise to National Insurance and social security liabilities amounting to £6.0m based on the flotation price of 175p. These liabilities are expected to be payable in March 2004 when the shares vest to those senior executives.

(b) Disposal of Plusbox Limited

As a result of the restructuring prior to flotation, on 28 February 2001, the Group disposed of its 100% investment in Plusbox Limited and its subsidiaries, including Spherion UK plc (formerly Crone Corkill Group plc) generating a net profit before taxation on disposal of £8.4m.

4. Taxation

The charge for taxation is based on the expected annual tax rate of 34.1% (2001: 34.9% before exceptional items) on profit before taxation and amortisation of goodwill.

Notes to the unaudited financial information (continued)

5. Dividends

An interim dividend of 1.1 pence (2001:0.275 pence) per ordinary share will be paid on 18 October 2002 to shareholders on the register at the close of business on 20 September 2002.

6. Earnings per share

	Basic and Diluted EPS	Exceptional Items (note 3)	Adjusted EPS
30 June 2002			
Profit after taxation (£'000)	**11,814**	**-**	**11,814**
Average shares ('000)	**369,286**	**-**	**369,286**
Pence	**3.2**	**-**	**3.2**
30 June 2001			
Profit after taxation (£'000)	29,084	(4,217)	24,867
Average shares ('000)	372,127	-	372,127
Pence	7.8	-	6.7
31 December 2001			
Profit after taxation (£'000)	43,653	(4,217)	39,436
Average shares ('000)	370,714	-	370,714
Pence	11.8	-	10.6

7. Provisions for liabilities and charges

	Six months ended		Year ended
	30 June 2002 £'000	30 June 2001 £'000	31 December 2001 audited £'000
Payroll tax liability on the Restricted Share Scheme (Note 3)	**6,000**	6,000	6,000
Deferred taxation	**-**	56	-
	6,000	6,056	6,000

Notes to the unaudited financial information (continued)

8. Reconciliation of movements in consolidated shareholders' funds

	Six months ended		Year ended
	30 June 2002 £'000	30 June 2001 £'000	31 December 2001 audited £'000
Profit for the financial period	**11,814**	29,084	43,653
Dividends	**(4,062)**	(1,016)	(9,510)
Retained profit for the financial period	**7,752**	28,068	34,143
Foreign currency translation differences	**1,939**	(1,476)	(1,081)
	9,691	26,592	33,062
Capital contribution	-	168,000	168,000
Opening consolidated shareholders' funds / (deficit)	**62,433**	(138,629)	(138,629)
Closing consolidated shareholders' funds	**72,124**	55,963	62,433

9. Reconciliation of operating profit to net cash inflow from operating activities

	Six months ended		Year ended
	30 June 2002 £'000	30 June 2001 £'000	31 December 2001 audited £'000
Operating profit	**17,814**	36,034	58,019
Depreciation and amortisation charges	**3,867**	3,566	7,670
Loss/(profit) on sale of fixed assets	**14**	(5)	159
(Increase)/decrease in debtors	**(3,480)**	(3,427)	17,289
(Decrease)/increase in creditors	**(701)**	4,775	1,807
Net cash inflow from operating activities	**17,514**	40,943	84,944

Notes to the unaudited financial information (continued)

10. Reconciliation of net cashflow to movement in net cash/(debt)

	Six months ended 30 June 2002 £'000	Six months ended 30 June 2001 £'000	Year ended 31 December 2001 audited £'000
(Decrease)/increase in cash in the period	**(534)**	(2,362)	5,898
Decrease in debt financing	**-**	194,443	212,894
Foreign exchange movements	**424**	(778)	(468)
Movements in (net debt)/net cash in period	**(110)**	191,303	218,324
Opening net cash/(debt)	**14,347**	(203,977)	(203,977)
Closing net cash/(debt)	**14,237**	(12,674)	14,347

11. Analysis of net cash

	At 31 December 2001 £'000	Cash Flow £'000	Foreign Exchange Movements £'000	At 30 June 2002 £'000
Cash at bank and in hand	22,104	(913)	424	21,615
Bank overdrafts	(2,305)	379	-	(1,926)
	19,799	(534)	424	19,689
Loan notes due within one year	(5,452)	-	-	(5,452)
Total net cash	**14,347**	**(534)**	**424**	**14,237**

12. Nature of Financial Information

The interim financial statements were approved by a committee of the Board of Directors on 19 August 2002.

Copies of this statement of interim results are available from the Company's Registrar - Capita IRG plc, Balfour House, 390/398 High Road, Ilford, Essex IG1 1NQ, at the Company's registered office - Page House, 39 - 41 Parker Street, London, WC2B 5LN, and on the Company's website - www.michaelpage.co.uk

Independent review report to Michael Page International plc

Introduction

We have been instructed by the company to review the financial information for the six months ended 30 June 2002 which comprises the profit and loss account, the statement of total recognised gains and losses, the balance sheet, the cash flow statement and the related notes to the statutory financial information 1 to 12. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom auditing standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2002.

Deloitte & Touche
Chartered Accountants
London

19 August 2002

Michael Page International plc
Page House
39-41 Parker Street
London WC2B 5LN

t +44 (0)20 7831 2000
f +44 (0)20 7269 2280

www.michaelpage.co.uk

Michael Page
INTERNATIONAL

RNS | The company news service from the London Stock Exchange

Close

Full Text Announcement

‹ Back / Next › Other Announcements from this Company Send to a Friend

Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	17:31 2 Sep 2002
Number	6543A

RNS Number:6543A
Michael Page International PLC
2 September 2002

02 OCT -2 AM 11:45

DEALINGS BY SUBSTANTIAL SHAREHOLDERS

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

THE CAPITAL GROUP COMPANIES INC. AND CERTAIN SUBSIDIARY UNDERTAKINGS

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

FUNDS UNDER MANAGEMENT

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

N/A

6) (N/A %) of issued Class

7) Number of shares/amount of stock disposed

763,575

8) (0.20%) of issued Class

9) Class of security

ORDINARY SHARES

10) Date of transaction

28.8.02

11) Date company informed

30.8.02

12) Total holding following this notification

32,568,157

13) Total percentage holding of issued class following this notification

8.69%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

JEREMY TATHAM 01753-849338

16) Name and signature of authorised company official responsible for making this notification

Date of Notification 2/9/2002................

Letter to: Michael Page International plc - dated 28 August 2002

SECTION 198 NOTIFICATION
Notification of Decrease

This Notice is given by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital International, Inc., Capital Research and Management Company, Capital Guardian Trust Company, Capital International S.A., and Capital International Limited, pursuant to Section 198 of the Companies Act 1985.

The interest in the relevant share capital indicated below arises by virtue of holdings attributed to the Companies (see Schedule A). These holdings form part of funds managed on behalf of investment clients by the Companies.

Share capital to which this relates:

Ordinary Shares (374,750,000 shares outstanding)

Number of shares in which the Companies have an interest:

32,568,157

Name(s) of registered holder(s):

See Schedule B

Letter from Capital Group Companies, Inc.

As of 28 August 2002

Michael Page International plc

	Number of Shares	Percent of Outstanding
The Capital Group Companies, Inc. ("CG") holdings	32,568,157	8.69%
Holdings by CG Management Companies and Funds:		
• Capital Guardian Trust Company	9,839,086.00	2.63%

• Capital International Limited	7,093,839.00	1.89%
• Capital International S.A.	4,698,582.00	1.25%
• Capital International, Inc.	297,200.00	0.08%
• Capital Research and Management Company	10,639,450.00	2.84%

Schedule A

Schedule of holdings in Michael Page International plc
As of 28 August 2002

Capital Guardian Trust Company

Registered Name		Local Shares
State Street Nominees Limited		735,300
Bank of New York Nominees		60,300
Chase Nominees Limited		6,762,600
Midland Bank plc		1,015,400
Nortrust Nominees		1,217,300
Mellon Nominees (UK) Limited		48,186
	TOTAL	9,839,086

Schedule B

Capital International Limited

Registered Name	Local Shares
State Street Nominees Limited	88,200
Bank of New York Nominees	1,673,360
Chase Nominees Limited	1,416,020
Midland Bank plc	286,600
Bankers Trust	905,400
Barclays Bank	69,600
Citibank London	146,000
Morgan Guaranty	167,900
Nortrust Nominees	1,640,259
Lloyds Bank	45,600

Citibank NA	25,600
Deutsche Bank AG	250,200
HSBC Bank plc	146,500
Mellon Bank N.A.	167,500
KAS UK	60,500
Clydesdale Bank plc	4,600
TOTAL	7,093,839

Schedule B

Capital International S.A.

Registered Name	Local Shares
Bank of New York Nominees	78,300
Chase Nominees Limited	1,324,772
Credit Suisse London Branch	121,000
Midland Bank plc	142,700
Barclays Bank	29,400
Nortrust Nominees	13,600
Morgan Stanley	15,500
Royal Bank of Scotland	2,427,400
National Westminster Bank	167,700
Lloyds Bank	40,500
Citibank NA	54,800
Deutsche Bank AG	282,910
TOTAL	4,698,582

Schedule B

Capital International, Inc.

Registered Name	Local Shares
Nortrust Nominees	192,700
HSBC Bank plc	104,500
TOTAL	297,200

Schedule B

Capital Research and Management Company

Registered Name		Local Shares
State Street Nominees Limited		3,610,000
Chase Nominees Limited		7,029,450
	TOTAL	10,639,450

Schedule B

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company website

Close

‹ Back / Next ›

Close

Full Text Announcement

‹ Back / Next ›   Other Announcements from this Company ▾   Send to a Friend

Company	Michael Page International PLC
TIDM	MPI
Headline	Purchase of Own Securities
Released	18:13 27 Aug 2002
Number	4393A

02 OCT -2 PM 11:45

RNS Number:4393A
Michael Page International PLC
27 August 2002

MICHAEL PAGE INTERNATIONAL PLC

Purchase of Own Shares

Michael Page International plc announces that on 27 August 2002 it has purchased for cancellation 250,000 of its ordinary shares at a price of £1.43.

Enquiries:
Michael Page International

Terry Benson	Chief Executive	020 7269 2205
Richard McBride	Company Secretary	01753 849 334

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company website

Close

‹ Back / Next ›

Full Text Announcement

‹ Back / Next › Other Announcements from this Company ▾ Send to a Friend

Company	Michael Page International PLC
TIDM	MPI
Headline	Purchase of Own Securities
Released	18:16 28 Aug 2002
Number	4949A

RNS Number:4949A
Michael Page International PLC
28 August 2002

Purchase of Own Shares

Michael Page International plc announces that on 28 August 2002 it has purchased for cancellation 1,900,000 of its ordinary shares at a price of £1.43.

Enquiries:

Michael Page International

Terry Benson	Chief Executive	020 7269 2205
Richard McBride	Company Secretary	01753 849 334

END

Company website

Close

‹ Back / Next ›

RNS | The company news service from the London Stock Exchange

Close

Full Text Announcement

‹ Back / Next › Other Announcements from this Company ▾ Send to a Friend

Company	Michael Page International PLC
TIDM	MPI
Headline	Purchase of Own Securities
Released	18:16 2 Sep 2002
Number	6612A

RNS Number:6612A
Michael Page International PLC
2 September 2002

Purchase of Own Shares

Michael Page International plc announces that on 2 September 2002 it has purchased for cancellation 250,000 of its ordinary shares at a price of £1.38.

Enquiries:
Michael Page International

Terry Benson	Chief Executive	020 7269 2205
Richard McBride	Company Secretary	01753 849 334

END

Company website

Close

‹ Back / Next ›

RNS | The company news service from the London Stock Exchange

Close

Full Text Announcement

Next ▸ Other Announcements from this Company ▾ Send to a Friend

Company	Michael Page International PLC
TIDM	MPI
Headline	Purchase of Own Securities
Released	17:36 3 Sep 2002
Number	7196A

RNS Number:7196A
Michael Page International PLC
3 September 2002

Purchase of Own Shares

Michael Page International plc announces that on 3 September 2002 it has purchased for cancellation 650,000 of its ordinary shares at a price of £1.39.

Enquiries:

Michael Page International		
Terry Benson	Chief Executive	020 7269 2205
Richard McBride	Company Secretary	01753 849 334

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company website

Close

Next ▸